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                                                                EXHIBIT 99.15(d)

                                                            022098 Draft

                                 GOLDMAN SACHS TRUST

  On behalf of each of its series that has designated a class of its shares as the "Cash Management Shares" thereof

                  CASH MANAGEMENT SHARES PLAN OF DISTRIBUTION
                            PURSUANT TO RULE 12B-1

                                 _____________, 1998


  WHEREAS, Goldman Sachs Trust (the "Trust") engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act");

  WHEREAS, the Trust's Board of Trustees has divided the Trust's shares into series and classes and may create additional series and classes from time to time;

  WHEREAS, the Trust has established a class of shares of beneficial interest designated as Cash Management Shares (the "Cash Management Shares") with respect to certain series of the Trust;

  WHEREAS, the Trust, on behalf of each series that offers Cash Management Shares (a "Portfolio"), desires to adopt a Plan of Distribution pursuant to Rule 12b-1 under the Act, and the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Plan of Distribution will benefit each Portfolio and its shareholders; and

  WHEREAS, the Trust, on behalf of each Portfolio, employs Goldman, Sachs & Co. (the "Distributor") as distributor of its Cash Management Shares pursuant to a Distribution Agreement dated April 30, 1997, as amended __________, 1998.

  NOW, THEREFORE, the Trust, on behalf of the Portfolios, hereby adopts, and the Distributor hereby agrees to the terms of, this Plan of Distribution (the "Plan") in accordance with Rule 12b-1 under the Act on the following terms and conditions:

1. (a) The Trust, on behalf of each Portfolio, is authorized to compensate the Distributor for distribution services performed and expenses incurred by the Distributor in connection with
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     each Portfolio's Cash Management Shares. The amount of such compensation paid during any one year shall not exceed .50% of the average daily net assets of a Portfolio attributable to such Cash Management Shares. Such compensation shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Trustees may determine.

(a) Distribution services and expenses for which the Distributor may be compensated pursuant to this Plan include, without limitation:
     compensation to (including sales commissions) and expenses of brokers and dealers who are members of the National Association of Securities Dealers, Inc. ("NASD"), other financial services firms that have entered into an agreement with the Distributor or their respective officers, sales representatives and employees; compensation to (including sales commissions) and expenses of the Distributor and any of its officers, sales representatives and employees, including allocable overhead, travel and telephone expenses, who engage in or support distribution of a Portfolio's Cash Management Shares; printing of reports and prospectuses for other than existing shareholders; and preparation, printing and distribution of sales literature and advertising materials.

(b) Appropriate adjustments to payments made pursuant to clause (a) of this paragraph 1 shall be made whenever necessary to ensure that no payment is made by the Trust on behalf of a Portfolio in excess of the applicable maximum cap imposed on asset based, front-end and deferred sales charges by subsection (d) of Section 2830 of the Conduct Rules of the NASD.

2. This Plan shall not take effect until the Plan, together with any related agreement, has been approved by votes of a majority of both (a) the Board of Trustees of the Trust and (b) those Trustees of the Trust who are not "interested persons" of the Trust (as defined by the Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the "Rule 12b-1 Trustees") cast in person at a meeting (or meetings) called for

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the purpose of voting on the Plan and such related agreement.

3. This Plan shall remain in effect until ____________, 1999 and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2.

4. The Distributor shall provide to the Board of Trustees of the Trust and the Board shall review, at least quarterly, a written report of distribution services and expenses and the purposes for which such services were performed and expenses were incurred.

5. This Plan may be terminated with respect to a Portfolio at any time by a vote of a majority of the Rule 12b-1 Trustees or by vote of a majority of the outstanding Cash Management Shares of such Portfolio.

6. This Plan may not be amended with respect to any Portfolio to increase materially the amount of compensation payable pursuant to paragraph 1 hereof unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Cash Management Shares of such Portfolio. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 2 hereof.

7. While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons.

8. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of the Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

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9.  This Plan only relates to the Cash Management Shares of a Portfolio and the fee determined in accordance with paragraph 1 shall be based upon the average daily net assets of the Portfolio attributable to Cash Management Shares. The obligations of the Trust and the Portfolios hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust's property allocable to Cash Management Shares shall be bound. No series of the Trust shall be responsible for the obligations of any other series of the Trust.

  IN WITNESS WHEREOF, the Trust (on behalf of each Portfolio that has designated a class of its shares as the "Cash Management Shares" thereof) and the Distributor have executed this Plan of Distribution as of the day and year first above written.

                              GOLDMAN SACHS TRUST



                              By:_______________________



                              GOLDMAN, SACHS & CO.



                              By:________________________

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